United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Amendment of the Notice of shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: November 14, 2005

GRUMA, S.A. DE C.V.
NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUMA, S.A. DE C.V., by this notice the shareholders of the Company are called to the General Extraordinary Shareholders' Meeting which shall be held on December 15, 2005 at 11:00 a.m., in the ''Trianon'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY  MEETING

  Proposal, discussion and, as the case may be, approval of a capital increase in its fixed portion, by the issuance of up to thirty million unsubscribed shares to be placed among investors through a public offer, pursuant to Article 81 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), subject to the approval and conditions indicated by the ''Comision Nacional Bancaria y de Valores'' (National Banking and Securities Commission).

  Proposal, discussion and, as the case may be, approval of a primary public offer of the shares issued as a result of the aforementioned capital increase.

  Proposal, discussion and, as the case may be, amendment of Article Six of the Company's Bylaws, in order to reflect the resolutions adopted in the items mentioned before.

  Appointment of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders Meeting.

  Drafting, reading and approval, if applicable, of the Minute drafted.

It is hereby informed to the Company's Shareholders, that the capital increase referred to in item I of the Agenda, will be proposed to be carried out pursuant to Article 81 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), in order to facilitate the public offer of the shares that shall be issued thereto. In that sense, it is informed that as part of item I of the Agenda, a waiver of the pre-emptive right granted by Article 132 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and the Company's bylaws will be required from the Shareholders. As long as there is quorum according to the Company's bylaws, the resolutions adopted will be effective, affecting the Shareholders that do not attend the meeting, and therefore the Company will be free to place the shares amongst the public without having to do the publication referred to by the aforementioned Article 132. Additionally, it is hereby informed that when a minority representing 25% of the capital stock votes against the issuance of unsubscribed shares, said issuance may not take place. Any Shareholders that votes against the resolutions during the meeting may exercise the right referred by section XII of Article 81 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

In order to hold the Extraordinary Shareholders' Meeting above notified, as provided by Article 14 Bis 3, section VI, letter b) of the ''Ley del Mercado de Valores'' (Mexican Securities Law) all the documentation related with the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico.

In order to have the right to attend and vote at the corresponding Extraordinary Shareholders' Meeting, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and 78 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 14 Bis, 3 section VI, letter c), of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are available for the interested parties and the financial intermediaries of the Securities Market through the S.D. Indeval, S.A. de C.V.

Monterrey, Nuevo Leon, November 14, 2005

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors